Exhibit 99.1

ULTRAPETROL REPORTS FINANCIAL RESULTS FOR FOURTH QUARTER AND FULL YEAR 2009

NASSAU, Bahamas, March 30, 2010 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the fourth quarter and full year ended December 31, 2009.

Full Year 2009 Highlights:

•	Recorded full year 2009 revenues of $220.5 million;

•	Recorded adjusted EBITDA of $57.1 million in 2009; 1

•
Recorded total adjusted net loss and adjusted EPS of $(9.2) million and $(0.31), respectively, in 2009, which excludes the effect of a non-cash loss of $25.0 million corresponding to an impairment charge of the Princess Marisol as well as the effect of a $5.6 million provision for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business2

•	Took delivery of the UP Rubi, the sixth PSV in the Company’s Offshore Supply Business fleet, on August 7, 2009, which was delivered under a long term time charter;

•	Signed and drew down a 17-year credit facility with the Brazilian Development Bank or BNDES totaling $18.7 million to partially post-finance the construction of the UP Rubi;

•
In the Offshore Supply Business the three vessels operating in the North Sea experienced lower earnings as a consequence of a decrease in the average spot rates of 64% in 2009 when compared to 2008. For this reason,  these vessels were positioned in Brazil and our six PSVs are now operating for Petrobras on three to four years time charters at attractive rates;

•
Continued as planned with the construction of six PSV new buildings in the Offshore Supply Business which will be added to the Company’s existing six PSVs. The two PSVs under construction in China are expected to be delivered in the second quarter of 2010;

•
In the Ocean Business, Capesize vessels Princess Susana and Princess Nadia were sold and delivered on December 10, 2009, and January 28, 2010, respectively. On February 17, 2010, the Company entered into an MOA whereby it agreed to sell the Princess Marisol;

•	The remaining passenger vessel, Blue Monarch was sold and subsequently delivered to buyers on February 5, 2010.

Fourth Quarter 2009 Highlights:

•	Recorded revenues of $49.4 million in the fourth quarter of 2009;

•	Recorded adjusted EBITDA of $7.6 million for the fourth quarter of 2009;1

•
Recorded total adjusted net loss and adjusted EPS of $(10.6) million and $(0.36), respectively, in 2009, which excludes the effect of a non-cash loss of $25.0 million corresponding to an impairment test of the book value of the Princess Marisol and the effect of a $0.5 million provision for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business;2

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, “In 2009 we continued to expand as planned in all our businesses. Our financial plan allowed us to fund our capital expenditures with long term financing and maintain a high level of liquidity throughout the year. Despite a drought which devastated the crops in Argentina, Paraguay and parts of Brazil, and reduced our revenues drastically we maintained our capital expenditures program to enhance our river fleet which enables us to face the expected record volumes of 2010 with increased efficiency. We inaugurated on December 15, 2009, the most modern barge-building shipyard in South America which has started to build up our river fleet. We have continued to build our six new offshore vessels in India and China. While the earnings of our offshore vessels in the North Sea were considerably lower in 2009 than in 2008, by year end we repositioned all these vessels in Brazil and they are now employed on profitable long term contracts. While our ocean tankers continued to be profitably employed with the same charterers in South America our FFA coverage proved again to be effective in protecting the average earnings of our Capesizes as announced, far above the average market rates prevailing in 2009.”

Mr. Menéndez continued, “At the end of 2009 and beginning of 2010 we have sold a number of our Capesize vessels which is consistent with our previous announcements. We believe that attractive market opportunities will exist in the market to acquire this type of tonnage in the near future. We believe that 2010 will bring strong results from our River and Offshore Supply segments while our Ocean Business will continue to enjoy the benefit of the Time Charter and FFA coverage that we have for our tanker vessels and the remaining Capesize ship in our fleet.”

Overview of Financial Results

Total revenues for full year and fourth quarter 2009 were $220.5 million and $49.4 million, respectively, as compared with $303.6 million and $71.4 million, respectively, in the same periods of 2008.

Adjusted EBITDA for full year and fourth quarter 2009 was $57.1 million and $7.6 million, respectively, as compared with $105.1 million and $23.0 million, respectively, in the same periods of 2008. The 2009 adjusted EBITDA includes a $1.5 million penalty associated with the late delivery of our UP Rubi to Petrobras, which may be deductible from hire over the 4-year duration of the charter. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Net loss for the full year and fourth quarter 2009 was $(39.8) million or $(1.35) per share and $(36.2) million or $(1.23) per share, respectively, as compared with income of $47.5 million, or $1.48 per share, and income of $3.4 million, or $0.11 per share, respectively, during the same periods in 2008. Full year and fourth quarter 2009 net loss include a write-off of $25.0 million or $0.83 per share corresponding to our Capesize vessel Princess Marisol as well as a $5.6 million provision or $0.19 per share for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business and a $0.5 million provision or $0.02 per share for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business, respectively. Excluding the effect of the write off and the provision for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business, adjusted net loss for the full year and the fourth quarter of 2009 were $(9.2) million or $(0.31) per share, and $(10.6) million or $(0.36) per share respectively.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, “We believe that the Company has been positioned very strongly for 2010 having been able to realize all its plans in 2009. We secured at year end a very attractive 17–year, 3% fixed interest financing for our UP Rubi and we have financed from our own cash the construction of the two large PSVs which we are building in China which we will also likely refinance in the market post-delivery by the middle of 2010. We have a very strong liquidity position which will allow us to grow and take advantage of the market opportunities as they become available.”

Business Segment Highlights

River

The River Business experienced a 30% decrease in the volume of cargo loaded in the full year of 2009 as compared with the same period of 2008.  Full year 2009 River segment adjusted EBITDA was $3.3 million versus $14.4 million in 2008. Adjusted EBITDA in the fourth quarter of 2009 was $(0.9) million as compared with $0.4 million in 2008. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

The River segment results were significantly impacted by the worst drought in the last 70 years that severely affected the production of soybean in the Hidrovia region. The effect of the drought was coupled with generally lower volumes of iron ore produced and loaded in the Corumbá mines than in full year 2008 and low water levels in the fourth quarter of 2009 which seriously affected the navigability of the High Paraguay River.

The soybean production in Paraguay and in the whole of the Hidrovia region is expected to be a record high for 2010. The latest 2010 USDA estimate for the Paraguayan soybean crop of 7.0 million tons implies an increase of around 80% when compared to 2009 levels is consistent with a larger seeded area and yields with a normal rainfall. Also, river water levels have recovered in the first quarter of 2010 and iron ore production is normalizing while export activity has recommenced.

The Company’s shipyard for building barges has been completed and is now in full operation. It is the most modern of its kind in South America and we believe it will allow the Company to supply the capacity that we believe will be required in the near future from growing volumes of liquids as well as soybeans and iron ore produced in the region and to replace a large proportion of the river system fleet which will become obsolete over the next five years.  We have successfully continued the re-engining and re-powering program that aims to convert the engines on eleven of its main pushboats; the first two will start operating in the second quarter of 2010 equipped with more powerful heavy fuel engines instead of  the diesel consuming engines that we operate today. This should lead to savings in fuel expense and to an increase in tow size and navigation speed.

Offshore Supply

In the Offshore Supply Business,  six vessels were operated in 2009. The adjusted EBITDA generated by the Offshore Supply segment during the year was $7.2 million, or 67% lower than the $21.5 million generated in 2008. Fourth quarter 2009 adjusted EBITDA in this segment was $0.6 million as compared with $6.3 million in the same period of 2008. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Total revenues from the Offshore Supply Business decreased by 19% attributable mainly to lower earnings of the three vessels operating in the North Sea. Average spot rates in the North Sea decreased 64% from £ 22,146 in 2008 to £ 8,012 in 2009. For this reason the three vessels operating in the North Sea were positioned in Brazil over the end of the year and chartered to Petrobras for a 3-year term contract at attractive rates. In positioning these vessels the Company incurred in higher voyage expenses due to bunker costs.

Two of our vessels, UP Agua Marinha and UP Diamante, were re-chartered during the third quarter of 2009 to Petrobras in Brazil for three additional years at significantly higher rates than those under which they had been operating for the past two years. The Brazilian-built PSV UP Rubi was delivered by the yard to us on August 7, 2009, and subsequently entered into a four-year time charter with Petrobras. The six PSVs are now employed to Petrobras on medium-term employments at attractive rates.

On December 10, 2009, the Company fully drew down $18.7 million under the BNDES 17-year loan facility at fixed interest rate to partially post-finance the construction of the PSV UP Rubi.

As planned, Ultrapetrol will continue with the construction of the six PSVs that will be added to the fleet. The two PSVs under construction in China are expected to be delivered in the second quarter of 2010, while the first vessel under construction in India is now expected to be delivered in the fourth quarter of 2010.

The Company believes that the Brazilian market will grow substantially due to the support of Petrobras’ aggressive capital expenditure plans, while the North Sea market has temporarily weakened. Ultrapetrol’s fleet has the advantage of being very modern and technologically capable of supporting deep sea oil drilling.

Ocean

The Ocean segment generated adjusted EBITDA of $46.8 million in 2009 as compared to adjusted EBITDA of $91.8 million in 2008. For the fourth quarter of 2009, the Ocean segment adjusted EBITDA was $8.5 million as compared to $23.5 million in the same period of 2008. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

The 21% decrease in revenues is mainly attributable to the lower time charter rates obtained by the four Capesize vessels in 2009. The average time charter rate of the Baltic Capesize Index (“BCI”) in 2008 was $106,025 per day as compared to $42,656 in 2009, a reduction of 60%. This reduction in revenues was significantly offset by the net effect of settlements of the FFA positions accounted for as cash flow hedges during 2009. In 2009 our FFA coverage contributed positively by $33.8 million to our revenues, proving our FFA hedging strategy to be successful.

The Capesize vessel Princess Susana was sold and delivered on December 10, 2009. The Capesize Princess Nadia was sold and delivered on January 28, 2010, and on February 17, 2010, the Company entered into an MOA whereby it agreed to sell the Capesize vessel Princess Marisol. (This transaction has not been completed and if the payment is not effected and the vessel delivered latest by May 31, 2010, it may be terminated). Our only remaining Capesize vessel, Princess Katherine, is fully covered with FFAs at rates higher than those prevailing in the spot or future BCI market.

The Company has operated a total of five vessels in its Product Tanker fleet in 2009 (Miranda I, Amadeo, Alejandrina, Austral and Mediator I) which continue to be employed in the South American coastal trade on medium / long-term charters with the oil majors that operate in the region.

Our last remaining passenger vessel, Blue Monarch, was sold and finally delivered to buyers on February 5, 2010.

On February 26, 2010, the Company entered into an MOA whereby it agreed to acquire a 2003-built container vessel, the Frisian Commander for a total purchase price of $12.4 million. The container vessel has a rated carrying capacity of 1,118 TEUs. The Company intends to deploy this vessel in the South American trade.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as adjusted EBITDA, and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Wednesday, March 31, 2010, at 10:00 a.m. ET accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 888-946-9415 (toll-free U.S.) or +1 212 287-1628 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 866-501-7038 (toll-free U.S.) or +1 203 369-1841 (outside of the U.S.); passcode: 3003. The webcast will be archived on Ultrapetrol’s Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers oil-bulk-ore vessels and a Capesize bulk carrier. More information on the company can be found at http://www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR-G

1 Adjusted EBITDA is not an accounting measure used in Generally Accepted Accounting Principles or GAAP as described below.  The tables set out at the end of this release include reconciliations of Adjusted EBITDA to segment operating profit and cash flow from operations. FY 2009 adjusted EBITDA excludes the effect of a non-cash loss of $25.0 million corresponding to an impairment charge of the book value of the Princess Marisol .

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see “Overview of Financial Results” and the tables included under the Supplemental Information section of this release

Summary consolidated financial data

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the “Company”) is for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 and has been derived from the Company’s Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis. Please refer to the footnotes to Ultrapetrol's consolidated financial statements for a discussion of the basis on which the Company's consolidated financial statements are presented.

		Year Ended December 31,
	2009	2008	2007	2006	2005
		(Dollars in thousands)
Statement of Operations Data:
Revenues	$220,529	$303,575	$193,807	$144,615	$110,952
Operating expenses(1)	(140,607)	(164,476)	(104,507)	(78,236)	(63,735)
Depreciation and amortization	(41,752)	(38,620)	(30,268)	(24,714)	(20,229)
Loss on write- down of vessels	(25,000)	--	--	--	--
Administrative and commercial expenses	(25,065)	(24,396)	(20,355)	(14,416)	(8,852)
Other operating income (expenses)	2,844	6,513	10,944	(198)	22,021
Operating (loss) profit	(9,051)	82,596	49,621	27,051	40,157

Financial expense and other financial expenses	(23,237)	(30,542)	(20,440)	(18,921)	(17,494)
Financial loss on extinguishment of debt	--	--	--	(1,411)	--
Financial income	340	1,156	2,916	733	1,152
Gains (losses) on derivatives, net	241	8,816	(17,801)	--	--
Investment in affiliates	(28)	(442)	(28)	588	(497)
Other, net	(707)	(558)	(339)	859	384

(Loss) Income from continuing operations before income tax	(32,442)	61,026	13,929	8,899	23,702
Income taxes (expenses) benefits	(5,355)	4,173	(4,832)	(2,101)	(786)

(Loss) Income from continuing operations	$(37,797)	$65,199	$9,097	$6,798	$22,916
(Loss) Income from discontinued operations (2)	$(2,131)	$(16,448)	$(3,917)	$5,647	$1,449
Net (Loss) Income	$(39,928)	$48,751	$5,180	$12,445	$24,365

Net (Loss) Income attributable to non-controlling interest	(90)	1,228	739	1,919	9,797
Net (Loss) Income attributable to Ultrapetrol (Bahamas) Limited	(39,838)	47,523	4,441	10,526	14,568

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	(37,707)	63,971	8,358	4,879	13,119
(Loss) Income from discontinued operations	(2,131)	(16,448)	(3,917)	5,647	1,449
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(39,838)	47,523	4,441	10,526	14,568
Basic income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(1.28)	$1.99	$0.26	$0.27	$0.85
From discontinued operations	$(0.07)	$(0.51)	$(0.12)	$0.32	$0.09
	$(1.35)	$1.48	$0.14	$0.59	$0.94
Diluted income (loss) per share of Ultrapetrol (Bahamas) Limited
From continuing operations	$(1.28)	$1.99	$0.26	$0.27	$0.85
From discontinued operations	$(0.07)	$(0.51)	$(0.12)	$0.31	$0.09
	$(1.35)	$1.48	$0.14	$0.58	$0.94
Basic weighted average number of shares	29,426,429	32,114,199	31,596,346	17,965,753	15,500,000
Diluted weighted average number of shares	29,426,429	32,213,741	31,923,350	18,079,091	15,500,000

Balance Sheet Data (end of period):
Cash and cash equivalents	$53,201	$105,859	$64,262	$20,648	$7,914
Restricted cash	1,658	2,478	--	--	3,638
Working capital (3)	68,352	135,746	64,768	31,999	26,723
Vessels and equipment, net	571,478	552,683	452,544	299,600	154,769
Total assets	732,934	825,059	622,160	426,379	278,282
Total debt (4)	407,539	415,507	334,514	220,685	211,275
Ultrapetrol (Bahamas) Limited stockholders’ equity	283,703	371,889	253,142	179,429	43,474
Non-controlling interest	4,880	4,970	3,742	3,091	7,377
Total equity	288,583	376,859	256,884	182,520	50,851

Statement of Cash Flow Data:
Total cash flows provided by operating activities	38,716	71,257	41,900	28,801	16,671
Total cash flows used in investing activities	(83,598)	(87,991)	(200,648)	(104,029)	(26,725)
Total cash flows (used in) provided by financing activities	(7,776)	58,331	202,362	87,962	6,366

(1)
Operating expenses are voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums and lubricants and certain drydocking costs.

(2)	Net of income tax effect.

(3)	Current assets less current liabilities.

(4)	Includes accrued interest.

The following table reconciles our Adjusted EBITDA to cash flow from operations for the years ended December 31, 2009 and 2008:

	Year ended
($000)	Dec-09	Dec-08
Total cash flows provided by operating activities	38,716	71,257
Total cash flows (used in) investing activities	(83,598)	(87,991)
Total cash flows (used in) provided by financing activities	(7,776)	58,331

Net cash provided by operating activities from continuing operations	38,679	79,902
Net cash provided by (used in) operating activities from discontinued operations	37	(8,645)
Total cash flows provided by operating activities	38,716	71,257

Plus

Adjustments from continuing operations

Increase / Decrease in operating assets and liabilities	(14,052)	15,415
Expenditure for dry docking	5,242	3,105
Income Taxes	5,355	(4,173)
Financial Expenses	24,248	25,128
Gain on derivatives, net	241	8,816
Gain on disposal of assets	1,415	-
Net loss (income) attributable to noncontrolling interest	90	(1,228)
Non-cash (gains) losses on derivatives, net		(11,719)
Other adjustments	(2,570)	(3,419)

Adjustments from discontinued operations

Increase / Decrease in operating assets and liabilities	(1,566)	1,457
Expenditure for dry docking	-	289
Financial Expenses	10	212

Adjusted EBITDA FROM CONTINUING OPERATIONS	58,648	111,827
Adjusted EBITDA FROM DISCONTINUED OPERATIONS	(1,519)	(6,687)
CONSOLIDATED Adjusted EBITDA	57,129	105,140

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2009	2008
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$53,201	$105,859
Restricted cash	1,658	2,478
Accounts receivable, net of allowance for doubtful accounts of $411 and $432 in 2009 and 2008, respectively	16,402	17,782
Operating supplies	3,743	4,059
Prepaid expenses	4,210	5,294
Receivables from derivative instruments	16,885	44,152
Other receivables	15,547	23,436
Other current assets	2,684	4,852
Total current assets	114,330	207,912
NONCURRENT ASSETS

Receivables from derivative instruments	-	20,078
Other receivables	11,253	11,600
Receivables from related parties	5,003	4,873
Restricted cash	1,181	1,170
Vessels and equipment, net	571,478	552,683
Dry dock	5,281	3,953
Investment in affiliates	1,787	1,815
Intangible assets	1,456	2,174
Goodwill	5,015	5,015
Other assets	8,390	9,049
Deferred income tax assets	7,760	4,737
Total noncurrent assets	618,604	617,147
Total assets	$732,934	$825,059

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$13,707	$21,762
Accrued interest	2,008	2,567
Current portion of long-term financial debt	21,286	43,421
Other current liabilities	8,977	4,416
Total current liabilities	45,978	72,166
NONCURRENT LIABILITIES

Long-term financial debt	384,245	369,519
Deferred income tax liabilities	13,033	6,515
Other liabilities	1,095	-
Total noncurrent liabilities	398,373	376,034
Total liabilities	444,351	448,200

EQUITY
Common stock, $01 par value: 100,000,000 authorized shares; 29,943,653 and 29,519,936 shares outstanding in 2009 and 2008, respectively	338	334
Additional paid-in capital	269,958	268,425
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	17,357	57,195
Accumulated other comprehensive income	15,538	65,423
Total Ultrapetrol (Bahamas) Limited stockholders equity	283,703	371,889

Noncontrolling interest	4,880	4,970
Total equity	288,583	376,859
Total liabilities and equity	$732,934	$825,059

The following table reconciles our adjusted net income and adjusted EPS to net income and EPS for the years and the three-months ended December 31, 2009 and 2008:

(In $ 000's)	FY Ended December '09	FY Ended December '08	4Q 09	4Q 08

Net (loss) income as reported	$(39,838)	$47,523	$(36,186)	$3,405
EPS as reported (in $)	$(1.35)	$1.48	$(1.23)	$0.11

Adjustments to net (loss) income as reported

Non-Cash Gains on FFAs	0	(11,719)	0	0
Income tax on Exchange Variance Provision	5,606	(4,979)	538	(3,420)
Non-Cash Loss on write-down of vessels	25,000	0	25,000	0

Adjusted Net (Loss) Income	$(9,232)	$30,825	$(10,648)	$(15)
Adjusted EPS (In $)	$(0.31)	$0.96	$(0.36)	$0.00

The following table reconciles our Adjusted EBITDA to our Operating Profit per business segment for the year ended December 31, 2009:

($000)	Year Ended December 31, 2009
	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$(9,651)	$930	$(330)	$(9,051)
Depreciation and amortization	13,904	5,903	21,945	41,752
Non-Cash Loss on write-down of vessels	0	0	25,000	25,000
Investment in affiliates / Net (income) loss attributable to noncontroling interest in subsidiaries	(48)	90	20	62
Gains on derivatives, net	0	241	0	241
Other, net	(872)	43	122	(707)

Segment Adjusted EBITDA	$3,333	$7,207	$46,757	$57,297

Items not included in segment Adjusted EBITDA
Financial income				340
Other financial income				1,011

Adjusted EBITDA continuing operations				$58,648
Adjusted EBITDA discontinued operations				$(1,519)

Adjusted Consolidated EBITDA				$57,129

The following table reconciles our Adjusted EBITDA to our Operating Profit per business segment for the year ended December 31, 2008:

($000)	Year Ended December 31, 2008
	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$2,736	$14,896	$64,964	$82,596
Depreciation and amortization	12,602	4,879	21,139	38,620
Investment in affiliates / Net (income) loss attributable to noncontroling interest in subsidiaries	(268)	(1,228)	(174)	(1,670)
Gains on derivatives, net	0	2,954	5,862	8,816
Other, net	(629)	25	46	(558)

Segment Adjusted EBITDA	$14,441	$21,526	$91,837	$127,804

Items not included in segment Adjusted EBITDA
Non-cash (gains) losses on derivatives, net				(11,719)
Financial income				1,156
Other financial expenses				(5,414)

Adjusted EBITDA continuing operations				$111,827
Adjusted EBITDA discontinued operations				$(6,687)

Adjusted Consolidated EBITDA				$105,140

The following table reconciles our Adjusted EBITDA to Net income (loss) from continuing operations for the years ended December 31, 2009 and 2008:

($000)	Year Ended December 31,
	2009	2008

Net (loss) income from continuing operation	$(37,707)	$63,971

Loss from discontinued operation, net of income tax	(2,131)	(16,448)

Net (Loss) Income	$(39,838)	$47,523
Plus
Adjustments from continuing operations
Financial expense	24,248	25,128
Income taxes	5,355	(4,173)
Depreciation and amortization	41,752	38,620
Non-cash gains on derivatives, net	0	(11,719)
Non-Cash Loss on write-down of vessels	25,000	0

Adjustments from discontinued operations
Financial expense	10	212
Income taxes	0	0
Depreciation and amortization	602	9,549

From continuing operations	58,648	111,827
From discontinued operations	(1,519)	(6,687)

Adjusted EBITDA	$57,129	$105,140

The following table reconciles our Adjusted EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2009:

($000)	Fourth Quarter Ended December 31, 2009
	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$(4,279)	$(1,238)	$(22,298)	$(27,815)
Depreciation and amortization	3,692	1,658	5,749	11,099
Non-Cash Loss on write-down of vessels	0	0	25,000	25,000
Investment in affiliates / Net (income) loss attributable to noncontroling interest in subsidiaries	(70)	116	5	51
Gains on derivatives, net	0	0	0	0
Other, net	(206)	42	57	(107)

Segment Adjusted EBITDA	$(863)	$578	$8,513	$8,228

Items not included in segment Adjusted EBITDA
Financial income				53
Other financial expenses				(388)

Adjusted EBITDA continuing operations				$7,893
Adjusted EBITDA discontinued operations				$(259)

Adjusted Consolidated EBITDA				$7,634

The following table reconciles our Adjusted EBITDA to our Operating Profit per business segment for the fourth quarter ended December 31, 2008:

($000)	Fourth Quarter Ended December 31, 2008
	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$(2,337)	$2,495	$16,957	$17,115
Depreciation and amortization	3,058	1,251	6,555	10,864
Investment in affiliates / Net (income ) loss attributable to noncontrolling interest in subsidiaries	(150)	(365)	(42)	(557)
Gains on derivatives, net	0	2,954	0	2,954
Other, net	(178)	(1)	40	(139)

Segment Adjusted EBITDA	$393	$6,334	$23,510	$30,237

Items not included in segment Adjusted EBITDA

Non-cash (gains) losses on derivatives, net			0	0
Financial income				328
Other financial expenses				(5,414)

Adjusted EBITDA continuing operations				$25,151
Adjusted EBITDA discontinued operations				$(2,116)

Adjusted Consolidated EBITDA				$23,035